EXHIBIT (a)(1)(VII)
Pyramid Breweries Inc.
91 South Royal Brougham Way
Seattle, Washington 98134

To Our Shareholders:

We are pleased to inform you that Pyramid Breweries Inc. (“Pyramid”) has entered into a definitive agreement (the “Merger Agreement”) with Magic Hat Brewing Company & Performing Arts Center, Inc., Independent Brewers United, Inc., (“Parent”) and a subsidiary formed by Parent to acquire Pyramid (“Purchaser”) for $2.75 per share in cash. The Merger Agreement contemplates the merger (“Merger”) of Purchaser into Pyramid as described below.

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (“Offer”) for all of the outstanding shares of Pyramid at a cash purchase price of $2.75 per share. Accompanying this letter is (i) a copy of Pyramid’s Solicitation/Recommendation Statement on Schedule 14D-9, which includes Pyramid’s Information Statement, (ii) Purchaser’s Offer to Purchase, dated July 2, 2008, which sets forth the terms and conditions of the Offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares in the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time at the end of the day on Wednesday, July 30, 2008.

If successful, it is contemplated that the Offer will be followed by the Merger. In the Merger, all non-tendered shares of common stock will be converted into the right to receive the same cash payment as in the Offer, which is $2.75 net per share in cash, without interest.

The Board of Directors of Pyramid has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Pyramid’s shareholders and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein. Accordingly, the Board of Directors of Pyramid recommends that Pyramid shareholders accept the Offer, tender their shares to Purchaser pursuant to the Offer, and vote their shares in favor of the adoption of the Merger Agreement if required by Washington State law.

In arriving at its recommendations, Pyramid’s Board of Directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that Pyramid has filed with the Securities and Exchange Commission. These factors include the opinion of North Point Advisors (“North Point”), the financial advisor retained by the Board of Directors of Pyramid, to the effect that the cash consideration to be received by the shareholders in the Offer and the Merger is fair, from a financial point of view, to such shareholders. The full text of the North Point Opinion is attached as Annex A to the Schedule 14D-9.

The management and directors of Pyramid thank you for the support you have given Pyramid and encourage you to tender your shares in the manner described in the materials accompanying this letter.
Sincerely,

Scott Barnum President and CEO	George Hancock Chairman of the Board